Strategic Partners Mutual Funds, Inc.
For the period ended 4/30/07
File number 811-08085


SUB-ITEM 77D
Policies With Respect to Security Investment


Strategic Partners Mutual Funds, Inc.

Strategic Partners Equity Income Fund

Supplement dated January 12, 2007
to
Prospectus dated February 27, 2006

At a recent meeting of the shareholders of Strategic Partners Equity Income Fund (the "Fund"), shareholders approved the appointment of Jennison Associates LLC ("Jennison") as the Fund's new subadviser. Effective on or about January 12, 2007, Jennison will assume responsibility for managing the Fund's assets and the Fund's current subadvisers (AllianceBernstein, L.P. and T. Rowe Price Associates, Inc.) will be terminated.

Effective on or about January 12, 2007, the Fund's name will change to Jennison Equity Income Fund.

    This supplement sets forth changes to the Fund's prospectus that will become effective upon the appointment of Jennison:

Except to the extent necessary for historical or other purposes, all references in the Prospectus to the Fund's former name (Strategic Partners Equity Income
Fund) and to the Fund's former subadvisers (AllianceBernstein,L.P. and T. Rowe Price Associates, Inc.) are hereby deleted and replaced by references to the Fund's new name and the Fund's new subadviser.

Information with respect to the Fund contained in the table entitled "Growth and Income Funds," appearing on page 10 of the Prospectus, in the section entitled "Risk/Return Summary," is deleted and replaced with the following:

FUND                  INVESTMENT GOAL          PRIMARY INVESTMENTS

Jennison Equity       Income and Capital       The Fund invests
Income Fund           Appreciation             primarily in
                                               income-producing
                                               equity and
                                               equity-related
                                               securities

The discussion of the Fund's principal investment strategies, appearing on page 11 of the Prospectus, in the section entitled "Risk/Return Summary-Principal Investment Strategies," is deleted and the following new discussion is substituted:

The Jennison Equity Income Fund will invest under normal circumstances at least 65% of its total assets in income-producing equity and equity-related securities. Equity and equity-related securities include common stocks, securities convertible or exchangeable for common stock or the cash value of such common stock, nonconvertible preferred stocks and convertible securities, warrants and rights that can be exercised to obtain stock, investments in various types of business ventures including partnerships and joint ventures and business development companies, securities of real estate investment trusts (REITs) and income and royalty trusts, publicly-traded master limited partnerships, American Depositary Receipts (ADRs) and other similar securities.

The Fund will seek companies with the ability to sustain and grow their dividends. The Fund will employ a value strategy to identify such companies, seeking companies the investment advisor believes to be fundamentally sound, but are being valued at a discount to their true worth, as defined by the value of their earnings, free cash flow, the value of their assets, their private market value, or some combination of these factors..

The benchmark index utilized by the Fund for the purpose of performance comparisons will change from the Russell 1000 Value Index to the Lipper Equity Income Index. To reflect this change, the Fund's table of average annual returns appearing on page 31 of the Prospectus, in the section entitled "Past Performance," is revised by adding the following information with respect to the Lipper Equity Income Index:

INDEX                 ONE YEAR        FIVE YEARS      SINCE INCEPTION*

Lipper Equity          18.40 %          8.28 %            6.52 %
Income Index

The Lipper Equity Income Index was selected to replace the Russell 1000 Value Index because the Lipper Equity Income Index more closely reflects Jennison's investment approach for the Fund, which has an increased emphasis on income generation.

The discussion of the Fund's principal investment policies and risks, appearing on pages 68-69 of the Prospectus, in the section entitled "Investment Programs of the Funds," is deleted and replaced with the following:

JENNISON EQUITY INCOME FUND
Investment Objective : The investment objective of the Fund is to seek income and capital appreciation.

Principal Investment Policies and Risks
The Fund will invest under normal circumstances at least 65% of its total assets in income-producing equity and equity-related securities. Equity and equity-related securities include common stocks, securities convertible or exchangeable for common stock or the cash value of such common stock, nonconvertible preferred stocks and convertible securities, warrants and rights that can be exercised to obtain stock, investments in various types of business ventures including partnerships and joint ventures and business development companies, securities of real estate investment trusts (REITs) and income and royalty trusts, publicly-traded master limited partnerships, American Depositary Receipts (ADRs) and other similar securities.

The Fund may invest in exchange traded funds (ETFs), and other investment companies subject to the limitations under the Investment Company Act of 1940, The Fund may also participate in the initial public offering (IPO) market.

The Fund will seek companies with the ability to sustain and grow their dividends. The Fund will employ a value strategy to identify such companies, seeking companies the investment advisor believes to be fundamentally sound, but are being valued at a discount to their true worth, as defined by the value of their earnings, free cash flow, the value of their assets, their private market value, or some combination of these factors.

Other Investments
The Fund, in addition to investing in equity and equity-related securities, may write covered call options with respect to securities in the Fund. It is not intended for the Fund to write covered call options with respect to securities with an aggregate market value of more than 10% of the Fund's net assets at the time an option is written. The Fund also may purchase and sell forward and futures contracts and related options for hedging purposes.

The Fund may invest up to 50% of its total assets in foreign securities, including stocks and other equity-related securities, money market instruments and other investment-grade fixed income securities of foreign issuers. The Fund's investments in foreign securities may include the securities of issuers located in emerging markets. American Depositary Receipts (ADRs), American Depositary Shares (ADSs) and other similar receipts or shares traded in U.S. markets are not considered to be foreign securities. The Fund's investments in ADRs and similar securities may include unsponsored receipts or shares.

The Fund may invest up to 35% of its total assets in the securities of real estate investment trust (REITs). REITS are pooled investment vehicles which invest primarily in real estate or real estate loans. Additional information about these investments and the special risk factors that apply to them is included in this Prospectus and the Fund's SAI under "Certain Risk Factors and Investment Methods."

The Fund may invest in securities that lack an established secondary trading market or otherwise are considered illiquid. Restricted securities may be sold in private placement transactions between issuers and their purchasers and may be neither listed on an exchange nor traded in other established markets. Certain of a Fund's investments in private placements, including private investment in public equity (PIPE) offerings, may consist of direct investments and may include investments in smaller, less seasoned issuers, which may involve greater risks. The Fund may purchase restricted securities that can be offered and sold to "qualified institutional buyers" under Rule 144A under the Securities Act of 1933. Rule 144A securities that are either freely tradable in their primary markets offshore or have been determined to be liquid in accordance with the policies and procedures adopted by the Board shall not be considered illiquid.

The discussions pertaining to AllianceBernstein, L.P. and T. Rowe Price Associates, Inc., appearing on pages 111-112 and 119-120 in the section of the Prospectus entitled "Management of the Funds-The Sub-Advisors," relating to their services as subadvisers to the Fund, are hereby deleted, and the following new information with respect to Jennison is substituted:

Jennison Associates LLC (Jennison) is the Funds' investment subadviser. Its address is 466 Lexington Avenue, New York, NY 10017. PI has responsibility for all investment advisory services, supervises Jennison and pays Jennison for its services. As of December 31, 2006, Jennison managed in excess of $77 billion in assets. Jennison has served as an investment adviser since 1969 and has advised investment companies since 1990.

Shaun Hong , CFA, and Ubong "Bobby" Edemeka are the portfolio managers of the Fund. Shaun Hong generally has final authority over all aspects of the Fund's investment portfolio, including but not limited to, purchases and sales of individual securities, portfolio construction, risk assessment and management of cash flows.

Shaun Hong , CFA, is a Managing Director of Jennison. From 1999 until joining Jennison in September 2000, he was with Prudential as an analyst responsible for power, natural gas and telecommunication industries within Prudential's Public Equity unit. He began his career in 1992 as a research analyst covering telecommunications and technology companies at Parker/Hunter Inc., a regional brokerage firm based in Pittsburgh. In 1994, Mr. Hong joined Equinox Capital Management where he worked for five years researching utility, consumer products, commodities and technology sectors. He received his B.S. in Industrial Management in 1992 from Carnegie Mellon University and is a member of The New York Society of Security Analysts, Inc. He has managed the Fund since January 2007.

Ubong "Bobby" Edemeka , is a Managing Director of Jennison, which he joined in March 2002. He began his career as an equity analyst at Prudential Investments in the Equity Mutual Funds Group in 1997. His responsibilities included coverage of the domestic utilities sector and presenting investment recommendations for the Prudential Utility Fund, now known as the Jennison Utility Fund. In 2000, Mr. Edemeka was with SSB Citi Asset Management Group in the Global Utilities Team before joining Goldman Sachs & Co. as a sell-side analyst covering domestic electric utilities and independent power producers. Mr. Edemeka graduated with a B.A. in Government from Harvard College in 1997. He has managed the Fund since January 2007.

The portfolio managers for the Fund are supported by other Jennison portfolio managers, research analysts and investment professionals. Jennison typically follows a team approach in providing such support to the portfolio managers. The teams are generally organized along product strategies ( e.g. , large cap growth, large cap value) and meet regularly to review the portfolio holdings and discuss security purchase and sales activity of all accounts in the particular product strategy. Team members provide research support, make securities recommendations and support the portfolio managers in all activities. Members of the team may change from time to time.

The discussion of the Fund's dividend schedule appearing on page 123 of the Prospectus, in the section entitled "Dividends, Capital Gains and Taxes," is amended by changing the schedule on which Fund dividend distributions are declared and paid from annually to quarterly.

The section of the Prospectus entitled "Certain Risk Factors and Investment Methods" is revised by adding the following new discussion pertaining to Real Estate Investment Trusts (REITs):

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, may not be diversified geographically or by property type, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs must also meet certain requirements under the Code to avoid entity level tax and be eligible to pass-through certain tax attributes of their income to shareholders. REITs are consequently subject to the risk of failing to meet these requirements for favorable tax treatment and of failing to maintain their exemptions from registration under the 1940 Act. REITs are also subject to the risks of changes in the Code, affecting their tax status.

REITs (especially mortgage REITs) are also subject to interest rate risks. When interest rates decline, the value of a REIT's investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT's investment in fixed rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT's investments in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

Investing in certain REITs involves risks similar to those associated with investing in small capitalization companies. These REITs may have limited financial resources, may trade less frequently and in limited volume and may be subject to more abrupt or erratic price movements than larger company securities. Historically, small capitalization stocks, such as these REITs, have been more volatile in price than the larger capitalization stocks included in the S&P 500 Index. The management of a REIT may be subject to conflicts of interest with respect to the operation of the business of the REIT and may be involved in real estate activities competitive with the REIT. REITs may own properties through joint ventures or in other circumstances in which the REIT may not have control over its investments. REITs may incur significant amounts of leverage.